Exhibit 99.4

NICE Actimize Introduces Innovative Reg BI Surveillance Solution to
Help Organizations Comply with SEC’s New Regulation Best Interest

Reg BI Surveillance leverages NICE Actimize's sales practices and suitability, communications surveillance and case management capabilities to provide one solution to automate key Reg BI compliance processes

Hoboken, N.J., August 12, 2019 – In a watershed moment, the U.S. Securities and Exchanges Commission voted on June 5, 2019, to pass Regulation Best Interest (Reg BI). The regulation, which is scheduled to take full effect on June 30, 2020, goes beyond existing suitability regulations to raise the standard of conduct for U.S. broker-dealers, imposing new requirements to ensure firms are transparent and act in their clients’ best interest. To address this, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management, has introduced Reg BI Surveillance, a comprehensive solution designed to help broker-dealers manage their Reg BI compliance obligations.

A multi-faceted regulation, Reg BI imposes a number of obligations on broker-dealers, including requirements to: provide timely disclosures to retail clients; exercise diligence (care) in making investment recommendations in line with each client’s best interest; and to maintain and enforce compliance procedures. NICE Actimize’s Reg BI Surveillance helps firms address each of these key obligations through a single solution.

Chris Wooten, Executive Vice President, NICE, stated, “Reg BI is the most significant change to suitability regulations in the United States in the past twenty years. Now, firms must monitor all broker-dealer recommendations through the lens of this new regulation. This places an enormous compliance burden on firms that would be difficult to overcome with today’s disjointed technologies and manual processes. As a comprehensive, integrated, turnkey solution, NICE Actimize’s Reg BI Surveillance is an all-in-one solution that automates compliance processes so they’re easier to manage, enabling firms to meet various obligations under Reg BI.”

Greg O’Gara, Senior Research Analyst, Aite Group noted, “The NICE Actimize solution uses a unique combination of trade and communication controls with their proprietary natural language algorithms to ensure brokers remain compliant with Regulation Best Interest. This is a highly targeted digital platform that will address the significant challenges presented by this new regulation.”

Sales Practices, Surveillance Solutions Leveraged
Unique to the market and offered as an on-premise or cloud-based solution, Reg BI Surveillance leverages NICE Actimize’s market-leading sales practices and suitability, communications surveillance and case management capabilities to help firms address their disclosure, care and compliance obligations under Reg BI through a single solution.

•
Disclosure Obligation: Using Intelligent Analytics powered by machine learning and Natural Language Processing (NLP), Reg BI Surveillance monitors and reviews all broker-dealer communications (e-mail, voice and attachments), automatically identifies communications containing recommendations, and then analyzes prior communications to determine if proper disclosures were made and presented in compliance with the regulation. Risky communications are automatically flagged, scored and prioritized for review. With the click of a button, analysts can see disclosure compliance scores and also review every communication leading up to a recommendation or trade.

•
Care Obligation: Reg BI Surveillance leverages powerful out-of-the-box analytics that can detect prohibited sales practices, and analyze transaction risks, rewards and costs to determine if the broker-dealer is acting in the client’s best interest. Complete communications and transaction data are automatically correlated and instantly available for each alert. Reg BI Surveillance even features a ‘Best Product Alternative’ analytics model which highlights more suitable products the broker-dealer could have recommended based on the client’s profile.

•
Compliance Obligation: Using Reg BI’s case management capability, firms can create standardized workflows to manage Reg BI compliance enterprise-wide (complete with audit trails) and have one place for managing alerts and investigations. By automating compliance processes around Reg BI, NICE Actimize’s Reg BI Surveillance solution provides a foundation for standardizing procedures and ensuring they are followed.

To learn more about Reg BI and Reg BI surveillance:
•	Visit the NICE Actimize Reg BI web page here.
•	Download NICE Actimize’s ‘Highlights of Reg BI’ whitepaper here.
•	Download NICE Actimize’s Reg BI Surveillance solution brochure here.
•	Watch NICE Actimize’s Reg BI Surveillance on-demand webinar here.
•	Email NICE Actimize at compliance@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.